September 18, 2007
Via EDGAR Filing and Overnight Delivery
United States Securities and Exchange Commission
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 6010

Re:	AssuranceAmerica Corporation (the “Company,” “we,” “us,” or “our”)
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed on April 2, 2007
Commission File No. 0-06334
Dear Mr. Rosenberg:
We are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in its letter, dated September 7, 2007 (the “Comment Letter”), relating to our Annual Report on Form 10-KSB for the year ended December 31, 2006 (the “2006 Form 10-KSB”). The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included our responses immediately following such comments.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-8

1.	Your presentation of your cash flows, net of the effect of agency acquisitions and the disclosures regarding non-cash disclosures included in Note 14 do not appear to be in compliance with the presentation and disclosure requirements of SFAS 95. Refer to Example 1, paragraphs 131 through 134 in Appendix C of SFAS 95. Revise your presentation and disclosures as appropriate or explain why such revisions are not required.
Response to Question 1:
•	The Company has reviewed the presentation of cash flows and the title heading on page F-8 should have included “Increase (Decrease) in Cash and Cash Equivalents” immediately below “Consolidated Statements of Cash Flows”.

•	The wording added to the captions that reads “,net of effect of agency acquisitions” was added to aid the reader in understanding that non-cash activity related to the agency acquisitions was excluded in computing the amounts presented; however, the added language was used for each section rather than only being used in those sections where it had actual application in the years presented.

•	The following illustrates what the presentation for supplemental cash flow information for the years 2006 and 2005 in Note14 should have included:

	2006	2005
Fair value of assets acquired	$3,253,536	$2,160,000
Common Stock issued for agencies acquired	—	(2,160,000)
Cash paid for Company	(1,257,411)	—

Liabilities assumed	$1,996,125	$—

It should be noted that the information used to compute these numbers was included in Footnote 11, Business Combinations.
Notes to Consolidated Financial Statements, page F-9
(2) Summary of Significant Accounting Policies, page F-9
Amortization of Intangible Assets, page F-10
2.	Please clarify why accumulated amortization expense is higher than the cost of non-compete clause assets. This asset appears to be the only intangible asset that you are amortizing as the amortization method and periods are not disclosed for any other of the intangible assets. Also, please clearly state which other intangible assets other than goodwill are considered to have indefinite lives and tell us why you believe the lives are indefinite. State if and to what extent there has been any impairment of your indefinite lived assets.
Response to Question 2:
In addition to the non-compete clause assets described in Note 2, the Company (a) has certain independent restrictive covenants being amortized over their three year terms, and (b) is amortizing the costs of certain acquired client lists over their seven to ten year estimated lives. These intangible assets are mentioned in the first sentence under “Amortization of Intangible Assets” in Note 2, although Note 2 did not include specific information regarding their amortization period.
The Company does not have any other intangible assets other than goodwill that are considered to have indefinite lives, and no impairment of goodwill existed as of December 31, 2006.
(4) Losses and Loss Adjustment Expenses, Pages F-12 – F13
3.	Your current discussion of the prior period reserve development does not explain the actual reasons for the developments presented in the table. Disclosures such as “claims and claim adjustment expenses incurred increased by $0.2 million reflecting higher than anticipated losses” do not appear to be sufficiently informative. Please revise your disclosures to include an explanation of the actual reasons for the prior period reserve developments, where material, for all periods presented. Ensure your disclosures clarify the timing of the change in estimate such as why recognition occurred in periods that it did and why recognition in earlier periods was not required.
Response to Question 3:
The Company experienced $0.2 million in reserve development in 2006 and favorable reductions in estimates of $(0.4) million for 2005. The Company experienced the above estimates for claims severities from accident years 2003 through 2005 within the physical damage and bodily injury coverage’s due to its new entry into various states. The Company believes that the above prior year reserve development in 2006 and 2005 was not significant to total incurred losses and loss adjustment expenses for those years (1% and 4%, respectively).
With respect to each of Questions 1, 2 and 3, the Company respects and appreciates the Staff’s comments but does not believe that filing a revised presentation would significantly influence the investment decisions of shareholders and investors in this case. In support of that conclusion, we note that this revised disclosure would have no financial impact to the total earnings, balance sheet or cash flow of the Company. In the future, we will make every effort to be sure that we adhere strictly to the guidelines and prepare any future filings in accordance with these comments. However, we do not believe that an amendment to the 2006 Form 10-KSB would be appropriate in this instance. We would be glad to discuss this conclusion in more detail with you should you disagree.
As requested in your letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its future filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s future filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions, please do not hesitate to contact me.
/s/ Greg Woods
Greg Woods
Acting Chief Financial Officer
AssuranceAmerica Corporation
Phone: 770-952-0200 x215
Fax: 678-569-1835
gwoods@aainsco.com